As filed with the Securities and Exchange Commission on July 10, 1997.

                                                  Registration No. 811-_________


                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  FORM N-8B-2


REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS WHICH ARE CURRENTLY ISSUING SECURITIES Pursuant To Section 8(B) Of The Investment Company Act Of 1940

AAL Variable Life Account I
Name of Unit Investment Trust


x Not the issuer of periodic payment plan certificates
   Issuer of periodic payment certificates

                             Page 1 of 36 Pages

I.   ORGANIZATION AND GENERAL INFORMATION

1. (a) Furnish name of the trust and the Internal Revenue Service Employer Identification Number.

AAL Variable Life Account I (the "Variable Account"). The Variable Account has no Internal Revenue Service employer identification number.

     (b) Furnish title of each class or series of securities issued by the trust.

AAL Variable Universal Life Certificate (the "Certificate"). Units of interest in the Variable Account provide benefits under a Certificate, i.e. policy. The Variable Account Currently has five subaccounts: Money Market, Bond, Large Company Stock, Small Company Stock and Balanced. Each subaccount invests in a corresponding portfolio of The AAL Variable Product Series Fund, Inc. ("Fund"). Certificate owners may acquire interests in one or more of these subaccounts.

2. Furnish name and principal business address and ZIP code and the Internal Revenue Service Employer Identification number of each depositor of the trust.

         Aid Association for Lutherans
         4321 North Ballard Road
         Appleton, Wisconsin  54919-0001
         EIN 39-0123480

3. Furnish name and principal business address and Zip Code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

Aid Association for Lutherans (the "Company") owns and will hold in its own custody all of the securities issued through the Variable Account. There is no custodian or trustee for the Variable Account.

4. Furnish name and principal business address and Zip Code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

Distribution of the Certificate has not commenced. When distribution commences, the principal underwriter will be:

Name:  AAL Capital Management Corporation
Address:  222 West College Avenue
Appleton, WI  54919-0007
EIN:  39-1559375

5. Furnish name of state or other sovereign power, the laws of which govern with respect to the organization of the trust.

Wisconsin

6. (a) Furnish the dates of execution and termination of any indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.

AAL Variable Life Account I was established by the Company as a separate investment account pursuant to resolutions of the Board of Directors of the Company dated May 8, 1997, under the laws of the state of Wisconsin. The resolutions authorize the issuance of the Certificate. The Variable Account will continue in existence until its merger, consolidation or complete liquidation and the disposition of its assets according to law.

     (b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee.

Not applicable for the reasons set forth in Item 3, incorporated herein by reference.

7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state.

The Variable Account's name has never been changed.

8.   State the date on which the fiscal year of the trust ends.

December 31.

Material Litigation

9. Furnish a description of any pending legal proceedings, material with respect to the security-holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the depositor, or the principal underwriter is a party or of which the assets of the trust are the subject, including the substance of the claims involved in such proceeding and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority. Include any proceeding which, although immaterial itself, is representative of, or one of, a group which in the aggregate is material.

None. The Variable Account filed its registration statement on Form S-6 contemporaneously with this form. N-8B-2

II.  GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

General Information Concerning the Securities of the Trust and the Rights of Holders

10. Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust:

     (a) Whether the securities are of the registered or bearer type.

The Certificates are of the registered type insofar as all Certificates are personal to the respective owners of the Certificates ("Owners"), and the records concerning the Owners are maintained by or on behalf of the Company.

     (b) Whether the securities are of the cumulative or distributive type.

The Certificates are of the cumulative type, providing for no distribution of income, dividends or capital gain, except in connection with withdrawal, surrender or payment of proceeds upon the death of the Insured.

    (c) The rights of security holders with respect to withdrawal or redemption.

Incorporated herein by reference is the prospectus (the "Prospectus") filed with the Securities and Exchange Commission on June , 1997 by the Variable Account as part of a registration statement, as amended from time to time, on Form S-6 under the Securities Act of 1933 (the "Registration Statement") filed contemporaneously with this Form N-8(B)-2, describing the Certificate, specifically, the Section "Access to Certificate Value" including the subsections "Partial Withdrawals," "Loans," and "Surrenders."

     (d) The rights of security holders with respect to conversion, transfer, partial redemption, and similar matters.

Incorporated herein by reference are the following Sections of the Prospectus for the Variable Account in Exhibit D: "Access to Certificate Value," specifically the subsection, "Partial Withdrawals" and "Investment Options" specifically, the subsection "Transfers" . Conversions are not permitted under the Certificate, but exchanges pursuant to section 1035 of the Internal Revenue Code are permitted.

     (e) If the trust is the issuer of periodic payment plan certificates, the substance of the provisions of any indenture or agreement with respect to lapses or defaults or defaults by security holders in making principal payments, and with respect to reinstatement.

Incorporated herein by reference is the following Section of the Prospectus for the Variable Account in Exhibit D: "Certificate Summary" specifically, the subsection "Certificate Termination."

     (f) The substance of the provisions of any indenture or agreement with respect to voting rights, together with the names of any persons other than security holders given the right to exercise voting rights pertaining to the trust's securities or the underlying securities and the relationship of such persons to the trust.

Incorporated herein by reference are the following Sections of the Prospectus for the Variable Account in Exhibit D: "Investment Options," specifically, the subsection" Voting Privileges," and "General Information," specifically, the subsection "Membership."

     (g)  Whether security holders must be given notice of any change in:

          (1)  the composition of the assets of the trust.

Incorporated herein by reference are the following Sections of the Prospectus for the Variable Account in Exhibit D: "Variable Account" and "Rights Reserved by AAL." Except to the extent described in the Prospectus, no change in the terms and conditions of the Certificates can be made without notice to and/or the consent of the Certificate Owners.


          (2)  the terms and conditions of the securities issued by the trust.

Notice must be given to Certificate Owners of any change in the terms and conditions of the Certificates. See the answer to Item 10 (h)(2) with respect to the necessity of a consent by the Certificate Owners to such changes.

          (3)  the provisions of any indenture or agreement of the trust.

No change in the resolution establishing the Variable Account or in any agreement relating to the manner in which it is operated will be made without notice to Certificate Owners if such change would adversely affect any right or benefit to which they are entitled.

          (4)  the identity of the depositor, trustee or custodian.

The Variable Account has no trustee or custodian. A change in the identity of the depositor of the Variable Account is prohibited except by operation of law upon a merger or similar reorganization of AAL or upon assumption of the Certificate by another insurance company, both of which changes are subject to state insurance department approval. In all events, Certificate Owners would be given notice of such assumption.

Incorporated herein by reference for (1) through (4) above is the following Section of the Prospectus for the Variable Account in Exhibit D: "General Information," specifically, the subsection "Rights Reserved by AAL."

(h) Whether the consent of security holders is required in order for action to be taken concerning any change in:

          (1)  the composition of the assets of the trust.

The consent of the Certificate Owners is not required in order for Company to invest the assets of the Variable Account in securities other than shares of the portfolios of the Fund as a substitute for shares already purchased or as to securities that may be purchased in the future. Such action will be taken in compliance with applicable law (including any approval required by the SEC). The consent of Certificate Owners is not required in order for Company to make available, subject to applicable law, additional subaccounts of the Variable Account investing in additional mutual funds.

          (2)  the terms and conditions of the securities issued by the trust.

The terms and conditions of a Certificate cannot be changed without the consent of the Certificate Owners.

          (3)  the provisions of any indenture or agreement of the trust.

See (g)(3) above which is incorporated herein by reference.

          (4)  the identity of the depositor, trustee or custodian.

See (g)(4) above which is incorporated herein by reference.

Incorporated herein by reference for (1) through (4) above is the following Section of the Prospectus for the Variable Account in Exhibit D: "General Information," specifically, the subsection" Rights Reserved by AAL."

     (i) Any other principal feature of the securities issued by the trust or any other principal right, privilege or obligation not covered by subdivisions
(a) to (g) or by any other item in this form.

Incorporated herein by reference are the following Sections of the Prospectus for the Variable Account in Exhibit D: "Tax Matters', "General Information," "Premiums," "Benefits," "Loans," "Charges," and "Cash Value."

Information Concerning the Securities Underlying the Trust's Securities

11. Describe briefly the kind or type of securities comprising the unit of specified securities in which security holders have an interest. (If the unit consists of a single security issued by an investment company, name such investment company and furnish a description of the type of securities comprising the portfolio of such investment company.)
 .
The Certificate Owners do not own the securities of the portfolios of the Fund in the Variable Account, although the value of those securities is used to calculate benefits under a Certificate. The shares of the Fund described in Item 12, which is incorporated herein by reference, are owned by the Company and held in the Variable Account pursuant to Wisconsin insurance law which governs the operation of separate accounts by the Company. The Fund is an open-end diversified management investment company organized as a "series" company under the 1940 Act.

If the trust owns or will own any securities of its regular brokers or dealers as defined in the 1940 Act, or their parents, identify those brokers or dealers and state the value of registrant's aggregate holdings of each subject issuer as of the close of registrant's most recent fiscal year.

The Variable Account will own only shares of the portfolios of the Fund.

12. If the trust is the issuer of periodic payment plan certificates and if any underlying securities were issued by another investment company, furnish the following information for each such company:

     (a)  Name of company.

Item 1(b) is incorporated herein by reference.

     (b)  Name and principal business address of depositor.

Item 2 is incorporated herein by reference.

     (c)  Name and principal business address of trustee or custodian.

Not Applicable

     (d)  Name and principal business address of principal underwriter.

Item 4 is incorporated herein by reference.

     (e) The period during which the securities of such company have been the underlying securities.

Since the Variable Account's inception, although no securities have yet been issued to the Variable Account.

Not applicable

Information Concerning Load, Fees, Charges and Expenses

13. (a) Furnish the following information with respect to each load, fee, expense or charge to which (1) principal payments, (2) underlying securities,
(3) distributions, (4) cumulated or reinvested distributions or income, and (5) redeemed or liquidated assets of the trust's securities are subject:

(A) the nature of such load, fee, expense or charge;

(B) the amount thereof;

(C) the name of the person to whom such amounts are paid and his relationship to the trust;

(D) the nature of the services performed by such person in consideration for such load, fee, expense or charge.

 (1) With respect to principal payments and subparagraphs (A) through (D) of this sub-item, see "Certificate Summary," and "Premiums and Charges" in the Prospectus for the Variable Account in Exhibit D incorporated herein by reference.

(2) With respect to the underlying securities, the following information is responsive to sub-paragraphs (A) through (D) of this item.

The Prospectus for the Fund made available to Registrant discloses the following expenses for each of the five portfolios of the Fund:

The Fund pays advisory fees at an average annual rate of 0.35% of the aggregate average daily net assets of each portfolio up to $250 million, and 0.30% on any additional amounts. With respect to each portfolio, AAL has undertaken to keep total Fund expenses to 0.35% for the year 1997. There are no 12b-1 fees.

(3) Not applicable. With respect to distributions and sub-paragraphs (A) through
(D) of this sub-item, the response to Item 13(a)(1) is incorporated herein by reference.

(4) With respect to cumulated or reinvested distributions or income and sub-paragraphs (A) through (D) of this sub-item, the response to Item 13(a)(1) is incorporated herein by reference.

(5) With respect to redeemed or liquidated  assets and subparagraphs (A) through
(D) of this sub-item, the response to Item 13(a)(1) is incorporated herein by reference.

Incorporated herein by reference are the following Sections of the Prospectus for the Variable Account in Exhibit D: "Charges," and "Investment Options."

     (b) For each installment payment type of periodic payment plan certificate of the trust, furnish the following information with respect to sales load and other deductions from principal payments. (Chart omitted)

Not applicable. The Certificates are life insurance contracts and not traditional periodic payment plans. See the following Section of the Prospectus for the Variable Account in Exhibit D incorporated herein by reference:
"Charges."

     (c) State the amount of total deductions as a percentage of the net amount invested for each type of security issued by the trust. State each different sales charge available as a percentage of the public offering price and as a percentage of the net amount invested. List any special purchase plans or methods established by rule or exemptive order that reflect scheduled variations in, or elimination of, the sales load; and identify each class of individuals or transactions to which such plans apply.

See (a) and (b) above, which are incorporated herein by reference. Also see the following Section of the Prospectus for the Variable Account in Exhibit D incorporated herein by reference: "Charges."

     (d) Explain fully the reasons for any difference in the price at which securities are offered generally to the public, and the price at which securities are offered for any class of transactions to any class or group of individuals, including officers, directors, or employees of the depositor, trustee, custodian or principal underwriter.

               Not applicable. All Certificates will be offered to the public at the same price.

     (e) Furnish a brief description of any loads, fees, expenses or charges not covered in Item 13(a) which may be paid by security holders in connection with the trust or its securities. (Assignment, reinstatement, replacing lost certificates, etc.)

None.

     (f) State whether the depositor, principal underwriter, custodian or trustee, or any affiliated person of the foregoing may receive profits or other benefits not included in answer to Item 13(a) or 13(d) through the sale or purchase of the trust's securities or underlying securities or interests in underlying securities, and describe ties or interests in underlying securities, and describe fully the nature and extent of such profits or benefits.

Neither  the  Company  nor any of its  affiliates  will  receive  any profits or benefits not included in Item 13(a) above. The Company will reimburse AAL Capital Management Corporation for expenses incurred in acting as principal underwriter. AAL Capital Management Corporation may enter into sales agreements with broker-dealers to solicit for the sale of the Certificates through registered representatives who are licensed to sell securities and variable insurance products. The broker-dealers that enter into sales agreements with AAL Capital Management Corporation generally will receive commissions based on a percent of premiums paid. The writing agent will receive a percentage of these commissions from the respective broker-dealer. AAL Capital Management Corporation will pay commissions to broker-dealers under a sales agreement, who will then be reimbursed by the Company for these commissions. In no event will these commissions be charged to the Owner. The basic commissions rates are as follows:

 47% on the first target premium
 22% on the second target premium
 3% on all premiums

There are no trailing commissions although the Company may pay an asset based commission to registered representatives out of its own resources.

     (g) State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the trust bear to the dividend and interest income from the trust property during the period covered by the financial statements filed herewith.

Not applicable.

Information Concerning the Operations of the Trust

14. Describe the procedure with respect to applications (if any) and the issuance and authentication of the trust's securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

Incorporated herein by reference are the following Sections of the Prospectus for the Variable Account in Exhibit D: "Certificate Summary" and "General Information" specifically, the subsection "Free Look."

15. Describe the procedure with respect to the receipt of payments from purchasers of the trust's securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

Premium payments must be made by check, money order or electronic payment. Cash is not accepted. The initial premium payment may be made with the application and given to a registered representative of AAL Capital Management Corporation who will promptly forward the payment to the Company. Thereafter, premiums may be paid to the Company at any time subject to any restrictions in a Certificate. Incorporated herein by reference are the following Sections of the Prospectus for the Variable Account in Exhibit D: "Premiums" and "How to Receive Service."

16. Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

Amounts invested in a subaccount are promptly invested in shares of the Funds. Incorporated herein by reference are the following Sections of the Prospectus for the Variable Account in Exhibit D: "Premiums," and "Investment Options," "Cash Values" "Net Premiums" and "Allocations of Net Premiums."

17. (a) Describe the procedure with respect to withdrawal or redemption by security holders.

Items 10(c) and 10(d) are incorporated herein by reference. Also incorporated herein by reference are the following Sections of the Prospectus for the Variable Account in Exhibit D: "Access to Certificate Value," and "General
Information" specifically the subsection "Free Look," which describes the procedures for exercising withdrawal, surrender and redemption rights.

     (b) Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the trust's securities or underlying securities from security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

Items 10(c), 10(d) and 17(a) are incorporated herein by reference.

     (c) Indicate whether repurchased or redeemed securities will be canceled or may be resold.

No resale is permitted. Variable Account assets are used to fund insurance benefits under the Certificate and there is no limit on the amount of Variable Account assets that may be sold.

18. (a) Describe the procedure with respect to the receipt, custody and disposition of the income and other distributable funds of the trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

All income and other distributable assets of the Variable Account are invested in the portfolios of the Fund. Distributions will be added to the assets of the Variable Account. Incorporated herein by reference are the following Sections of the Prospectus for the Variable Account in Exhibit D: "Investment Options" specifically, the subsections "Variable Accounts" and "Charges."

     (b) Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

Not Applicable

     (c) If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling of same.

Pursuant to state insurance law requirements, reserves are maintained to cover obligations arising from the Certificates. The assets in the Variable Account attributable to the Certificates are part of these reserves, though the Certificate Owners have no ownership interest therein and any excess reserves would be for the benefit of the depositor. The Company's general account is available to satisfy obligations arising from the Certificates. Incorporated herein by reference are the following Sections of the Prospectus for the Variable Account in Exhibit D: Section "Investment Options," specifically, the subsections "Variable Account" and "Fixed Account."

     (d) Submit a schedule showing the periodic and special distributions which have been made to security holders during the three years covered by the financial statements filed herewith. State for each such distribution the aggregate amount and amount per share. If distributions from sources other than current income have been made, identify each such other source and indicate whether such distribution represents the return of principal payments to security holders. If payments other than cash were made, describe the nature thereof, the account charged and the basis of determining the amount of such charge.

Not Applicable.  Certificates have not yet been sold.

19. Describe the procedure with respect to the keeping of records and accounts of the trust, the making of reports and the furnishing of information to security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

The Company maintains records and accounts for Certificate Owners and accounting and financial records for the Variable Account. Incorporated herein by reference is the following Section of the Prospectus for the Variable Account in Exhibit
D: "General Information" specifically, the subsection "Reports to Owners."

20. State the substance of the provisions of any indenture or agreement concerning the trust with respect to the following:

     (a)  Amendments to such indenture or agreement.

     (b)  The extension or termination of such indenture or agreement.

     (c) The removal or resignation of the trustee or custodian, or the failure of the trustee or custodian to perform its duties, obligations and functions.

     (d) The appointment of a successor trustee and the procedure if a successor trustee is not appointed.

     (e) The removal or resignation of the depositor, or the failure of the depositor to perform its duties, obligations and functions.

     (f) The appointment of a successor depositor and the procedure if a successor depositor is not appointed.

As to (a) through (f) to the extent relevant, Items 10(g) and 10(h) are incorporated herein by reference.

21. (a) State the substance of the provisions of any indenture or agreement with respect to loans to security holders.

Incorporated herein by reference is the following Section of the Prospectus for the Variable Account in Exhibit D: "Access to Certificate Values" specifically, the subsection "Loans."

     (b) Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing. The following items should be covered:

    (1) The name of each person who makes such agreements or arrangements with security holders.

   (2) The rate of interest payable on such loans.

   (3) The period for which loans may be made.

   (4) Costs or charges for default in repayment at maturity.

(5) Other material provisions of the agreement or arrangement.

Certificate Owners may use the value of the Certificate for a loan and apply to the Company for such loan, selecting the subaccount(s) and/or Fixed Account from which the loan is taken. The annual interest rate is 8% accruing daily from the loan issue date although a lower rate may apply to amounts taken from the Fixed Account. Once Certificate Anniversary Date 15 is attained, the rate will be 7.25% Loans may repaid in full or part at any time . If the total loan ever equals or exceeds the cash value, less any Surrender Charge, and the Death Benefit Guarantee is not in effect, the Certificate will terminate without value. A notice will be sent giving 31 days to make payment to keep the Certificate in force. Incorporated herein by reference are the following Sections of the Prospectus for the Variable Account in Exhibit D: "Access to Certificate Values" specifically the subsection "Loans. And "How to Receive Service."

     (c) If such loans are made, furnish the aggregate amount of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian or affiliated person of the foregoing and the aggregate amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

Not applicable because the Variable Account has yet to commence operations. Accordingly, no such loans have been made, no interest has been collected and no loans are in default.

22. State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any other party to such indenture or agreement.

Incorporated herein by reference are the following Sections of the Prospectus for the Variable Account in Exhibit D: "General Information" and "Benefits."

23. Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

A fidelity bond in the amount of $7 million covering the Company's officers and employees has been issued by Fidelity and Deposit Company of Maryland.

24. State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in Item 10 or Items 14 to 23 inclusive.

None.

III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

Organization and Operations of Depositor

25. State the form or organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

The Company is a fraternal benefit society pursuant to section 501(c)(3) of the Internal Revenue Code organized under the laws of the state of Wisconsin in 1902.

26. (a) Furnish the following information with respect to all fees received by the depositor of the trust in connection with the exercise of any functions or duties concerning securities of the trust during the period covered by the financial statements filed herewith. (Chart omitted)

Not applicable because no Certificates have been sold

     (b) Furnish the following information with respect to any fee or any participation in fees received by the depositor from any underlying investment company or any affiliated person or investment adviser of such company.

   (1) The nature of such fee or participation.

   (2) The name of the person making payment.

     (3) The nature of the services rendered in consideration for such fee or participation.

   (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

Not applicable because no Certificates have been sold

27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacity, state the date of and circumstance surrounding such cessation.

The Company provides fraternal benefits and individual insurance and annuity products to its members with membership generally available to Lutherans and their families. The Company does business in all 50 states and the District of Columbia.

Officials and Affiliated Persons of Depositor

28. (a) Furnish as at latest practicable date the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote five percent or more of the outstanding voting securities of the depositor.(Chart omitted)

Not Applicable. The Company is a fraternal benefit society with each member entitled to voting privileges as set forth in its articles of incorporation and by-laws. All directors of the Company must be benefit members which means that each will own a certificate of insurance. No directors or officers own Certificates because none have been issued.

(b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

Incorporated herein by reference is the following Section of the Prospectus for the Variable Account in Exhibit D: "General Information" specifically, the subsection "Directors and Officers."

Companies Owning Securities of Depositor

29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds power to vote five percent or more of the outstanding voting securities of the depositor (Chart omitted)

Not Applicable.

Controlling Persons

30. Furnish as at latest practicable date the following information with respect to any person, other than those covered by Items 28, 29, and 42 who directly or indirectly controls the depositor.(Chart omitted)

None.

Compensation of Officers and Directors of Depositor, Compensation of Officers of Depositor

31. Furnish the following information with respect to the remuneration for services paid by the depositor during the last fiscal year covered by financial statements filed herewith: (Chart omitted)

     (a) directly to each of the officers or partners of the depositor directly receiving the three highest amounts of remuneration;

     (b) directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under Item 31(a), stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries;

     (c) indirectly or through subsidiaries to each of the officers or partners of the depositor.

With respect to (a), (b) and (c) above, not applicable. No officer of the Company received any remuneration for services rendered with respect to the Variable Account.

Compensation of Directors

32. Furnish the following information with respect to the remuneration for services, exclusive of remuneration reported under Item 31, paid by the depositor during the last fiscal year covered by financial statements filed herewith: (Chart omitted)

     (a)  the aggregate direct remuneration to directors;

     (b)  indirectly or through subsidiaries to directors.

With respect to (a) and (b) above, not applicable. No director of the Company received any remuneration for services rendered with respect to the Variable Account.

Compensation to Employees

33. (a) Furnish the following information with respect to the aggregate amount of remuneration for services of all employees of the depositor (exclusive of persons whose remuneration is reported in Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries. (Chart omitted)

Not applicable.  The Variable Account has not commenced operations.

     (b) Furnish the following information with respect to the remuneration for services paid directly during the last fiscal year covered by financial statement filed herewith to the following classes of persons (exclusive of those persons covered by Item 33(a)): (1) Sales managers, branch managers, district managers and other persons supervising the sale of registrant's securities; (2) Salesmen, sales agents, canvassers and other persons making solicitations but not in supervisory capacity; (3) Administrative and clerical employees; and (4) Others (specify). If a person is employed in more than one capacity, classify according to predominant type of work. (Chart omitted)

Not applicable.  The Variable Account has not commenced operations

Compensation to Other Persons

34. Furnish the following information with respect to the aggregate amount of compensation for services paid any person (exclusive of persons whose remuneration is reported in Items 31, 32 and 33), whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceeded $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries. (Chart omitted)

Not applicable. No other person received any remuneration for services rendered with respect to the Variable Account .

IV.  DISTRIBUTION AND REDEMPTION OF SECURITIES

Distribution of Securities

35.  Furnish the names of the states in which  sales of the trust's  securities:
(A) are currently being made, (B) are presently proposed to be made, and (C) have been discontinued, indicating by appropriate letter the status with respect to each state.

No sales of the Certificates yet have been made. The Company anticipates that the Certificates may ultimately be offered in all 50 states and the District of Columbia (see Item 27).

36. If sales of the trust's securities have at any time since January 1, 1936 been suspended for more than a month describe briefly the reasons for such suspension.

There have been no suspensions. Item 35 is incorporated herein by reference.

37. (a) Furnish the following information with respect to each instance where subsequent to January 1, 1937, any federal or state governmental officer, agency, or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc. and which denial was subsequently rescinded.

          (1)  Name of officer, agency or body.

          (2)  Date of denial.

          (3)  Brief statement of reason given for revocation.

With respect to (1), (2) and (3), none.

     (b) Furnish the following information with regard to each instance where, subsequent to January 1, 1937, the authority to distribute securities of the trust has been revoked by any federal or state governmental officer, agency or regulatory body.

With respect to (1), (2) and (3), none.

38. (a) Furnish a general description of the method of distribution of securities of the trust.

Certificates will be sold by Registered Representatives who are appropriately licensed employees of the Company and independent contractors with respect to AAL Capital Management Corporation. Incorporated herein by reference is the following Section of the Prospectus for the Variable Account in Exhibit D:
"Distribution."

     (b) State the substance of any current selling agreement between each principal underwriter and the trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

AAL Capital Management Corporation, pursuant to an agreement with the Company dated November 23, 1994 and amended and restated June 30, 1997, acts as the principal underwriter for the sale of the Certificates. The Agreement is terminable by either party upon 90 days prior written notice without costs or penalties assessed and can not be assigned without the written consent of the other party. The Agreement provides that AAL Capital Management Corporation is responsible for all securities related sales and marketing activities relating to the Certificates, including all Securities and Exchange Commission, state and NASD filing and other requirements. AAL Capital Management Corporation will be reimbursed by the Company for its expenses incurred in fulfilling its obligations under the Agreement.

     (c) State the substance of any current agreements or arrangements of each principal underwriter with dealers, agents, salesman, etc. with respect to commissions and overriding commissions, territories, franchises, qualifications and revocations. If the trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof. In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(c).

See Items 38(a) and (b) above, which are incorporated herein by reference. A schedule of commissions is filed as Exhibit A(3)(c) and is also incorporated by reference.

Information Concerning Principal Underwriter

39. (a) State the form of organization of each principal underwriter of securities of the trust, the name of the state or other sovereign power under the laws of which each underwriter was organized and the date of organization.

AAL Capital Management Corporation is a corporation that was organized in 1986 under Delaware law.

     (b)  State  whether  any  principal  underwriter   currently   distributing
securities of the trust is a member of the National Association of Securities Dealers, Inc.

AAL Capital Management Corporation is a member of the National Association of Securities Dealers, Inc.

40. (a) Furnish the following information with respect to all fees received by each principal underwriter of the trust from the sale of securities of the trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statements filed herewith. (Chart omitted)

Not applicable because no Certificates have been sold.

     (b) Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment adviser of such company:

          (1)  The nature of such fee or participation.

          (2)  The name of the person making payment.

          (3) The nature of the services rendered in consideration for such fee or participation.

          (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

With respect to (1) through (4) above, AAL Capital Management Corporation provides certain pricing and paralegal services to the Fund and is reimbursed for costs. AAL Capital Management Corporation also provides paralegal services to the Company to assist the Company in providing investment advisory services to the Fund.

41. (a) Describe the general character of the business engaged in by each principal underwriter, including a statement as to any business other than the distribution of securities of the trust. If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust and the nature of such activities. If a principal underwriter has ceased to act in such named capacity, state the date of and the circumstances surrounding such cessation.

Incorporated herein by reference is the following Section of the Prospectus for the Variable Account in Exhibit D: "Distribution."

     (b) Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the name and residence address of the person in charge of such office.

Not applicable because no Certificates have been sold.

     (c) Furnish the number of individual salesmen of each principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statements filed herewith and furnish the aggregate amount of compensation received by such salesmen in such year.

Not  applicable.   No  Certificates  are  currently  being  distributed  by  the underwriter or any of its representatives.

42. Furnish as at latest practicable date the following information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors or partners of such underwriter. (Chart omitted)

Not applicable because no Certificates are being distributed..

43. Furnish, for the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

Not applicable because no Certificates are being distributed

Offering Price or Acquisition Valuation of Securities of the Trust

44. (a) Furnish the following information with respect to the method of valuation used by the trust for purposes of determining the offering price to the public of securities issued by the trust or the valuation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate:

          (1) The source of quotations used to determine the value of portfolio securities.

The underlying securities are valued at net asset value as supplied by AAL Capital Management Corporation personnel.

          (2)  Whether opening, closing, bid, asked or any other price is used.

Not applicable

          (3)  Whether price is as of the day of sale or as of any other time.

          (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

          (5) Other items which registrant adds to the net asset value in computing offering price of its securities.

          (6)  Whether adjustments are made for fractions:

               (i)   before adding distributor's compensation (load); and

               (ii)  after adding distributor's compensation (load).

With respect to (3) through (6) above, the premiums for the Certificates incorporate actuarial considerations. Variations in premiums reflect age, sex, and risk class. With respect to the Variable Account, incorporated herein by reference are the following Sections of the Prospectus for the Variable Account in Exhibit D: "Investment Options" and "Cash Value" and Section 6 of the Certificate filed with the Securities and Exchange Commission contemporaneously by the Variable Account as Exhibit D to its registration statement, on Form S-6 under the Securities Act of 1933 (the "Registration Statement")

        (b) Furnish a specimen schedule showing the components of the offering price of the trust's securities as at the latest practicable date. Such schedule shall be in substantially the following form:

(Note: If registrant is an issuer of periodic payment plan certificates, furnish, in lieu of such schedule an appropriate, comparable schedule showing the acquisition price of the holders' interests in the underlying securities.)

   1. Value of portfolio securities

   2. Value of other assets

   3. Total (1 plus 2)

   4. Liabilities (include accrued expenses and taxes)

   5. Value of net assets (3 minus 4)

   6. Other charges

   (a) odd lot premiums

   (b) brokerage commissions

   (c) fees for administration

   (d) fees for custodian or trustee

   (e) fees for registrar or transfer agent

   (f) transfer taxes

   (g) reserves

   (h) others

   (i) total, 6(a) through 6(h), inclusive

   7. Adjusted value of net assets (5 plus 6(i))

   8. Number of units outstanding

   9. Net asset value per unit (four decimals)

   (a) excluding other charges (5 divided by 8)

   (b) including other charges (7 divided by 8)

   10. Adjustment of 9(b) for fractions

   11. Adjusted net asset value per unit

   12. Offering price (show four decimals)

   (If any sales load is charged, indicate amount, and apply percentage load to 11 or other applicable base, indicating base.)

   13. Adjustment of 12 for fractions

   14. Offering price

   15. Accumulated undistributed income per unit (if not included in 3 and 9)

   16. Adjusted price (14 plus 15)

   17. Effective load per unit

   (a) In dollars (16 - [9(a) + 15])

   (b) In percentage (17(a) of [9(a) + 15])

(If  no  sales  load  is  charged  on   underlying   security  add   accumulated
undistributed income per unit to sub-item 11, to show adjusted offering price. If any sub-items are inapplicable, answer "none.")

To the extent (b) applies to the Certificates, the response to (a) above is incorporated herein by reference.

     (c) If there is any variation in the offering price of the trust's securities to any person or classes of persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

None. See items 44(a) and 13(c) and 13(d) which are incorporated herein by reference. The premiums paid for each Certificate depend upon age, sex and risk class.

45. Furnish the following information with respect to any suspension of the redemption rights of the securities issued by the trust during the three fiscal years covered by the financial statements filed herewith.

   (a) by whose action redemption rights were suspended.

   (b) the number of days' notice given to security holders prior to suspension of redemption rights.

   (c) reason for suspension.

(d) period during which suspension was in effect.

Not applicable.  There have been no such suspensions.

Redemption Valuation of Securities of the Trust

46. (a) Furnish the following information with respect to the method of determining the redemption or withdrawal valuation of securities issued by the trust:

          (1) The source of quotations used to determine the value of portfolio securities.

Item 44(a)(1) is incorporated herein by reference.

          (2)  Whether opening, closing, bid, asked or any other price is used.

Not Applicable

           (3)  Whether price is as of the day of sale or as of any other time.

          (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

          (5) Other items which registrant deducts from the net asset value in computing redemption value of its securities: (Chart omitted)

          (6)  Whether adjustments are made for fractions.

As to (3) through (6) the factors involved in the determination of the redemption or withdrawal value of the Certificates are not the usual factors that apply to securities. See the Section of the Prospectus for the Variable Account mentioned in item 44(a), which is incorporated herein by reference.

    (b) Furnish a specimen schedule showing the components of the redemption price to the holders of the trust's securities as at the latest practicable date. Such schedule shall be in substantially the following form:

   (Note: If registrant is an issuer of periodic payment plan certificates, furnished in lieu of such schedule, an appropriate comparable schedule, showing the liquidation or redemption price of the security holder's interest in the underlying securities.)

   1. Value of portfolio securities

   2. Value of other assets

   3. Total (1 plus 2)

   4. Liabilities (include accrued expenses and taxes)

   5. Value of net assets (3 minus 4)

   6. Other charges

   (a) odd lot premiums

   (b) brokerage commissions

   (c) fees for administration

   (d) fees for custodian or trustee

   (e) fees for registrar or transfer agent

   (f) transfer taxes

   (g) reserves

   (h) others

   (i) total, 6(a) through 6(h), inclusive

   7. Adjusted value of net assets (5 minus 6(i))

   8. Number of units outstanding

   9. Net asset value per unit (four decimals)

   (a) excluding other charges (5 divided by 8)

   (b) including other charges (7 divided by 8)

   10. Adjustment of 9(b) for fractions

   11. Adjusted net asset value per unit

   12. Redemption charge

   13. Adjusted redemption price

   14. Accumulated undistributed income per unit (if not included in 3 and 9)

   15. Actual redemption price (13 plus 14)

   16. Effective redemption fee per unit

   (a) in dollars ((9(a) + 14) - 15)

   (b) in percentage (16(a) of (9(a) + 14))

(If any sub-items are inapplicable, answer "none.")

  To the extent this paragraph applies, see Items 44(a) and 46(a), which are incorporated herein by reference.

Purchase and Sale of Interests in Underlying Securities from and to Security Holders

47. Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position. Include a description of the procedure with respect to the purchase of underlying securities or interests in underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders. State whether the method of valuation of such underlying securities or interests in underlying securities differs from that set forth in Items 44 and 46. If any item of expenditure included in the determination of the valuation is not or may not actually be incurred or expended, explain the nature of such item and who may benefit from the transaction.

There is no procedure for the purchase of underlying securities or interests therein from Certificate Owners who exercise surrender rights. The Company will maintain a position in the Funds by (a) purchasing Fund shares at net asset value in connection with the net premiums allocated to the Variable Account in accordance with instructions from Certificate Owners and (b) redeeming Fund shares at net asset value for the purpose of meeting Certificate obligations. See Item 16.

V.   INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48. Furnish the following information as to each trustee or custodian of the trust:

     (a)  Name and principal business address.

     (b)  Form of organization.

     (c) State or other sovereign power under the laws of which the trustee or custodian was organized.

     (d)  Name of governmental supervising or examining authority.

The Company will act as custodian and hold the assets of the Variable Account. The assets will be kept physically segregated and held separate and apart from the Company's general account. The Company will maintain records of all purchases and redemptions of shares of the portfolios. With respect to (a) through (d) above, Items 2 and 25 are incorporated herein by reference.

49. State the basis for payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the aggregate amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fees or expenses are prepaid, state the unearned amount.

None. AAL will receive no remuneration for providing custodial services to the Variable Account.

50. State whether the trustee or custodian or any other person has or may create a lien on the assets of the trust, and if so, give full particulars, outlining the substance of the provisions of any indenture or agreement with respect thereto.

The Variable Account is currently divided into five subaccounts. Each subaccount invests exclusively in shares of a single underlying portfolio of the Fund. Both realized and unrealized gains or losses and income from the assets of each subaccount of the Variable Account are credited to or charged against that subaccount without regard to income, gains or losses from any other subaccount of the Variable Account or from any other business the Company may conduct.

Obligations to Certificate Owners and beneficiaries that arise under the Certificate are obligations of the Company. The Company owns the assets of the Variable Account. Those assets will only be used to support variable life insurance contracts and for any other purposes permitted by applicable state laws and regulations. The portion of the assets of the Variable Account equal to the reserves and other contract liabilities with respect to the Variable Account will not be charged with liabilities that arise from any other business the Company may conduct. The Company may, however, transfer from the Variable Account to its general account assets in excess of the reserves and other contract liabilities in respect of the Variable Account.

VI.  INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

51. Furnish the following information with respect to insurance of holders of securities:

     (a)  The name and address of the insurance company.

               The name and address of the Company are set forth in Item 2.

     (b)  The types of policies and whether individual or group policies.

The Certificates are individual variable universal life insurance policies.
     (c)  The types of risks insured and excluded.

The Company assumes the risk that the deductions made under the Certificate for insurance risks will prove inadequate to cover actual insurance costs. The Company also assumes the risk that deductions for expenses may be inadequate.

Incorporate herein by reference is the following Section of the Prospectus for the Variable Account in Exhibit D: "Investment Options specifically the subsection "Variable Account."

     (d)  The coverage of the policies.

The amount of insurance coverage is stated in the Certificate.

     (e) The beneficiaries of such policies and the uses to which the proceeds of policies must be put.

The beneficiary of insurance under a Certificate is either the Certificate Owner or the Beneficiary specified in the Certificate, who must be a person or entity permitted by the articles and/or bylaws of the Company. There are no restrictions on the use of the proceeds other than those established by the Owner.

     (f)  The terms and manner of cancellation and of reinstatement.

Incorporated herein by reference are the following Sections of the Prospectus for the Variable Account in Exhibit D: "Cash Value" specifically, the subsection "Surrender Value" and "General Information" specifically, the subsections "Free Look" and "Reinstatement" and "Certificate Termination," specifically the subsections "Lapse" and "Death, Maturity and Surrender."

(g) The method of determining the amount of premiums to be paid by holders of securities.

Incorporated herein by reference is the following Section of the Prospectus for the Variable Account in Exhibit D: "Premiums,"

(h) The amount of aggregate premiums paid to the insurance company during the last fiscal year.

Not applicable.

     (i) Whether any person other than the insurance company receives any part of such premiums, the name of each such person and the amounts involved, and the nature of the services rendered therefor.

No person other than the Company receives any part of the amounts deducted for assumption of mortality and expense risks. Incorporated herein by reference is the following Section of the Prospectus for the Variable Account in Exhibit D:
"Charges."

     (j) The substance of any other material provisions of any indenture or agreement of the trust relating to insurance.

None.

VII. POLICY  OF REGISTRANT

52. (a) Furnish the substance of the provisions of any indenture or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from assets of the trust or must or may be replaced by other portfolio securities. If an investment adviser or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation to the depositor, trustee or custodian, and any principal underwriter, and the amount of remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.

Incorporated herein by reference is the following Section of the Prospectus for the Variable Account in Exhibit D: "General Information" specifically, the subsections "Rights and Privileges of AAL" and "Investment Options."

(b) Furnish the following information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith.

   (1) Title of security.

   (2) Date of elimination.

   (3) Reasons for elimination.

   (4) The use of the proceeds from the sale of the eliminated security.

   (5) Title of security substituted, if any.

   (6) Whether depositor, principal underwriter, trustee or custodian or any affiliated person of the foregoing were involved in the transaction.

   (7) Compensation or remuneration received by each such person directly or indirectly as a result of the transaction.

 As to items (1) through (7), none.

     (c) Describe the policy of the trust with respect to the substitution and elimination of the underlying securities of the trust with respect to:

          (1)  the grounds for elimination and substitution;

          (2)  the type of securities which may be substituted;

          (3) whether the acquisition of such substituted security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a policy of concentration of investment in a particular industry or group of industries;

          (4) whether such substituted securities may be the securities of another investment company; and

          (5) the substance of the provisions of any indenture or agreement which authorize or restrict the Certificate of the registrant in this regard (If this subject has been entirely covered in Item 52(b), state "not applicable.")

Incorporated  herein by  reference  is the  Section  of the  Prospectus  for the
Variable  Account  in  Exhibit  D:  "General  Information"   specifically,   the
subsections: "Rights and Privileges of AAL" and "Investment Options."

     (d) Furnish a description of any policy (exclusive of policies covered by paragraphs (a) and (b) herein) of the trust which is deemed a matter of fundamental policy and which is elected to be treated as such.

None.

REGULATED INVESTMENT COMPANY

53.  (a)  State the taxable status of the trust.

Incorporated herein by reference is the Section of the Prospectus for the Variable Account in Exhibit D: "Tax Matters."

     (b) State whether the trust qualified for the last taxable year as a regulated investment company as defined in Section 851 of the Internal Revenue Code of 1954, and state its present intention with respect to such qualifications during the current taxable year.

Not applicable because the Variable Account is not a separate taxable entity. Incorporated herein by reference to the Section of the Prospectus for the Variable Account in Exhibit D: "Tax Matters."

VIII.   FINANCIAL AND STATISTICAL INFORMATION

54. If the trust is not the issuer of periodic payment plan certificates, furnish the following information with respect to each class or series of its securities. (Chart omitted)

Not applicable The Variable Account is deemed to be the issuer of periodic payment plan securities.

55. If the trust is the issuer of periodic payment plan certificates, a transcript of a hypothetical account shall be filed in approximately the following form on the basis of the certificate calling for the smallest amount of payments. The schedule shall cover a certificate of the type currently being sold assuming that such certificate had been sold at a date approximately ten years prior to the date of registration or at the approximate date of organization of the trust. (Chart omitted)

Not applicable because no Certificates have been sold and the Variable Account does not have an operating history.

56. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith in respect of certificates sold during each period, the following information for each fully paid type and each installment payment type of periodic payment plan certificate currently being issued by the trust. (Chart omitted)

Not applicable because the Variable Account has not yet commenced operations.

57. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith the following information for each installment payment type of periodic payment plan certificate currently being issued by the trust. (Chart omitted)

Not applicable because no Certificates have been sold.

58. If the trust is the issuer of periodic payment plan certificates, furnish the following information for each installment payment type of periodic payment plan certificate out standing as at the latest practicable date.

Not applicable because no Certificates have been sold.
 .

59. Financial Statements shall be filed in accordance with the instructions given below. (Instructions omitted):

Financial Statements of the Trust

The Variable Account has not yet commenced operations and, therefore, has no assets or liabilities, has not received any income or incurred any expenses. Accordingly, financial statements are not available at this time.

Financial Statements of the Depositor

The financial statements of Aid Association for Lutherans (AAL) will be provided in a pre-effective amendment to the Registration Statement.

IX.  EXHIBITS

A.

(1) Resolutions of the Board of Directors of Aid Association for Lutherans establishing the Variable Account.*

          (2)  Not applicable.

          (3) Amended and Restated Principal Underwriting and Servicing Agreement.*

          (4)  Not applicable.

          (5)  Form of Certificate*

          (6)  (a)  Articles of Incorporation of Aid Association for Lutherans*

                (b)  Bylaws of Aid Association for Lutherans*

                (c)  Schedules of Sales Commissions*

          (7)  Not applicable.

          (8)  Participation Agreement*

          (9)  Not applicable.

          (10) Certificate Application Form*

         B.       Not applicable.

         C.       Not applicable.

         D. Prospectus included in Form S-6 Registration Statement of AAL Variable Life Account I filed contemporaneously with this Form N-8B-2, and incorporated by reference herein.

* Incorporated by reference to the Variable Account's Registration Statement for the Certificates.

Pursuant to the requirements of the Investment Company Act of 1940, the Depositor of the Registrant has caused this Registration Statement to be duly signed on behalf of the Registrant in the City of Appleton, and the State of Wisconsin on the 26th day of June, 1997.

                           AAL Variable Life Account I
                              (Name of Registrant)

                        By: Aid Association for Lutherans
                               (Name of Depositor)
                                     [Seal]

                            By: /s/ John O. Gilbert,

                           Typed Name: John O. Gilbert


Attest:  /s/ Woodrow E. Eno
                  Woodrow E. Eno